

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 27, 2008

Ms. Patricia M. Bedient
Weyerhaeuser Company
Federal Way, Washington 98063-9777

>   **RE: Weyerhaeuser Company**
>   **Form 10-K for the fiscal year ended December 30, 2007**
>   **Filed February 28, 2008**
>   **File #1-4825**

Dear Ms. Bedient:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007

Risk Factors, page 23

1. In future filings, please delete the third paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 29

2. In future filings on Form 10-K, please place the equity compensation plan
    information disclosure required by Item 201(d) of Regulation S-K under Item 12
    of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the
    instructions to Item 12 of Form 10-K and the staff's no-action letter issued to the
    American Bar Association on January 30, 2004
    (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Definitive Proxy Statement for 2008 Annual Meeting of Shareholders

Compensation Discussion and Analysis, page 14

3. Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which
    states that a principal executive officer's compensation should be discussed
    separately where the policy or decisions for that executive officer are materially
    different. In future filings, please revise your CD&A to discuss in more detail
    your principal executive officer's compensation, as certain amounts listed in your
    Summary Compensation Table appear to be based on policies or decisions that are
    materially different from the policies or decisions for your other executive
    officers.

Total Compensation, page 15

4. We note your disclosure that the company positions itself at the median for each
    compensation component so that total compensation for the executive officers is
    comparable to the company's peers. In future filings, please disclose where actual
    payments fell within targeted parameters. To the extent actual compensation is
    outside the targeted median range, please explain why.

Compensation Components, page 18
Base Salary, page 18

5. We note your disclosure that your base salaries will be increased based on the
    market level salary for the role in which the executive serves, individual PMP
    assessments, overall company budgets, and specific talent needs. In future filings,
    please explain in greater detail how you applied these factors to determine any
    changes in salaries.

Annual Incentive Plan, page 18

6. In future filings, please include in your discussion of the AIP your specific target
    versus actual RONA performance in dollars, as well as the underlying EBIT,

average net assets and discretionary adjustment components of the RONA
calculation. Please also disclose the formula for calculating increases or
decreases to the target funding levels.

7. In future filings, please clarify how the available AIP pool is allocated among the
named executive officers. In this regard, please also add an annotated illustration
of the AIP calculation for one of your named executive officers.

Long-Term Incentive Compensation, page 20

8. In future filings, please explain in greater detail how options were granted to
executive officers based on their performance compared to their PMP
performance goals.

9. In future filings, please describe in greater detail, including quantifications of the
RONA Spread, how the specific performance results are used to calculate grants
of performance share units.

Summary Compensation Table, page 27

10. In future filings, please identify in the summary compensation table the principal
positions of the named executive officers for which you are providing
compensation information.

Employment Agreements with Named Executive Officers, page 29

11. In future filings, please clarify whether the initial employment agreement with
Mr. Rogel is still in effect and whether the policies concerning the compensation
of the named executive officers discussed elsewhere in the proxy statement have
supplanted the terms in Mr. Rogel's initial employment agreement, as
summarized on page 29.

General

12. In future filings, please specify the applicable fiscal year in the title to each table
required under Item 402 of Regulation S-K that calls for disclosure as of or for a
completed fiscal year. See, for example, the table of outstanding equity awards at
fiscal year-end. For your reference, please see "Instruction to Item 402," which is
contained at the end of Item 402.

*   *   *   *

Ms. Patricia M. Bedient
Weyerhaeuser Company
March 27, 2008
Page 4

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
  • the company is responsible for the adequacy and accuracy of the disclosure in their
    filings;
  • staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
  • the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to
Dietrick King, Staff Attorney, at (202) 551-3338, Brigitte Lippmann, Senior Attorney, at
(202) 551-3713 or, in their absence, to the undersigned at (202) 551-3768.
        .

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief